Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

August 6, 2014

Via EDGAR and United Parcel Service

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed on July 17, 2014

File No. 333-195710

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 1, 2014, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on July 17, 2014. The responses below have been numbered to correspond with the comments in your August 1, 2014 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) with this letter.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-16

1.             We have reviewed your response to prior comment 11. We further note that this is your first franchise agreement. It is unclear to us how you determined that all obligations, both explicit and implicit have been fulfilled before this franchisee has begun its operations. Given that you do not have prior franchise agreements in place, tell us how you determined that no additional obligations or services will be necessary to be provided prior to the franchisee beginning operations. Refer to FASB ASC 952-605-25-3.

Company Response 1:

The Company respectfully informs the Staff that it has reviewed FASB ASC 952-605-25-3 again and that based on such review, it believes that the Company has provided all the training and guidance necessary for the initial franchisee to begin operations as soon as the franchisee is ready in accordance with the franchise agreement. Any new arrangement with the franchisee is considered a separate arrangement and not part of the original franchise agreement. However, the franchisee has not yet commenced operations. Accordingly, the Company has revised Amendment No. 3 to remove any references to initial revenue being recognized under this franchise agreement and has classified such amounts as unearned revenue and will continue in such treatment until the franchisee commences operations.

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

2.             We note your response to the third bullet point of prior comment 11. Please expand your revenue recognition policy to include the information provided in your response, “that the first twelve months of operations are royalty free for the franchisee.”

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 3 has been revised accordingly.

Note 3 – Acquisition of World Moto Assets, page F-17

3.             We note your response to prior comment 12 that you concluded that you are the legal acquirer and accounting acquirer in this transaction. However, it does not appear that you have provided your analysis to reach this conclusion. Please provide us with your analysis. Refer to FASB ASC 805-10-55-11 through 55-15.

Company Response 3:

The Company respectfully informs the Staff that as previously stated in its first response letter to the Staff and also in discussions with the Staff, the Company does not believe that the FASB ASC 805 provisions related to business combinations apply to the Company because the Company acquired assets, not a business. However, the Company is providing the analysis as requested by the Staff.

Background

On November 14, 2012, the Company closed the transactions contemplated by the Asset Purchase Agreement, dated September 1, 2012, by and among the Company, World Moto (Thailand), Ltd (“Old WM”), Chris Ziomkowski and Paul Giles (the “Agreement”). Pursuant to the terms of the Agreement, the Company purchased from Old WM substantially all of the intellectual property and certain other specific intellectual property assets related to Old WM’s initial product, Moto-Meter (the “Assets”), which includes three United States patent applications, the data related to the patent applications, certain software related to the operation of the Moto-Meter, several URLs and trade-names and associated names related to the Moto-Meter and Old WM.

Definition of Business Combination

According to FASB ASC 805-10-20, a business combination is a “transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers or mergers of equals also are business combinations.” FASB ASC 805-10-15-4 further states that the guidance in the Business Combinations Topic (FASB ASC 805-10) does not apply to an acquisition of an asset or a group of assets that does not constitute a business or a nonprofit activity. As previously stated to the Staff, the Company concluded that the acquisition of the Assets pursuant to the Agreement (the “Transaction”) was not a business combination for the reasons set forth below.

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

Analysis of Acquisition of Assets vs. Business

According to ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.             Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.             Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.             Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company also considered ASC 805-10-55-5, 55-8 and 55-9, which provide:

“55-5. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements - inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

“55-8. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

“55-9. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

FASB Statement No. 157, Fair Value Measurements, describes market participants as:

“. . . buyers and sellers in the principal (or most advantageous) market for the asset or liability that are:

•	Independent of the reporting entity; that is, they are not related parties

•	Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary

•	Able to transact for the asset or liability

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

Willing to transact for the asset or liability; that is, they are motivated but not forced or otherwise compelled to do so.”

Pursuant to the above considerations, the Company did not acquire the means to create outputs with the Assets acquired. The Company acquired only the intellectual property associated with the Moto Meters product. The Company did not acquire the ability to obtain access to necessary materials or rights or to a workforce to develop, manufacture, market or sell the Moto Meters product. Additionally, the Company did not acquire any management processes, operational processes or resource management processes of Old WM because it did not acquire or engage a workforce with the skills or experience to implement any of the foregoing processes. As to the consideration of outputs, because the Company had to conduct further research and development, and to develop a plan of manufacture, marketing, selling and delivery the means of output were not acquired. The fact that two persons associated with Old WM were engaged as a director and senior executives of the Company do not constitute sufficient work force for any of the above factors.

None of the processes were in place with the Company in order to create an integrated set of activities and assets to produce outputs. In fact, the Company lacked any semblance of a similar business capable of integrating the acquired Assets into its own inputs and processes. Without creating these processes and having the financial resources to exploit the Assets acquired, market participants would not be capable of just acquiring the Assets and producing outputs. Additionally, the Company did not acquire any goodwill as part of the acquisition of the Assets.

The Company also considered SEC guidance on the difference between the acquisition of an asset or a business under Rule 11-01(d) of Regulation S-X. This rule provides general guidance regarding the elements that distinguish "assets" from a "business." The SEC staff has indicated that there is a presumption that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business.

Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities,
(ii)	Employee base,
(iii)	Market distribution system,
(iv)	Sales force,
(v)	Customer base,
(vi)	Operating rights,
(vii)	Production techniques, or
(viii)	Trade names.

Specifically, we understand that the Staff looks to the nature of the revenue-producing activity and whether that activity will remain generally the same after acquisition. Since the acquisition was only of the Moto-Meters product and its related intellectual property, the Company did not acquire a revenue producing activity and there is no continuity of the overall activities of Old WM in the Company. The Company, as mentioned above, had to perform product development and fund research and development. It also then had to develop a plan of manufacture, marketing, selling and delivery. The Company did not acquire (i) any physical facilities, (ii) a sufficient workforce to implement the foregoing described elements of the business plan that needed to be formulated – the two former officers of Old WM were engaged by the Company as a director and executive did not provide the level of a workforce to be able to fully develop or implement the business plan, (iii) any market distribution system, (iv) any sales force, (v) any customer base, (vi) any source of components or manufacturing, or (vii) any production techniques. All it purchased was the Moto-Meter products asset and related intellectual property.

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

Old WM continues as a standalone company with several employees living and working in Thailand. Old WM has the rights to a retail brand Lucky Moto, and operates a retail and installation shop under this name. Old WM maintains premises in a five story townhouse under a long-term lease. This property has a retail space, a waiting room and a reception center, and two installation bays for the installation of after- market accessories for motorcycles. Old WM performs all sorts of modifications to motorcycles and installs, among other things, custom dashboard assemblies, GPS receivers and moving map displays, wheel trim kits, polycarbonate windscreens, aftermarket electronic instrument gauges, alarm systems, indicator lights, radar detectors, digital ignition kits fuel flow totalizers and transducers, and light bars. The installation activities have been in operations for over five years, and have always represented the majority of its income from operations. Old WM planned to expand its retail operations for motorcycle accessories, particularly since it has sold its Moto Meter products and related intellectual property.

The plan of operations and the business development discussion in the Company’s filings with the SEC clearly demonstrated the extent to which the Company, on a forward going basis, had to procure financing for the business plan and then implement the business plan.

Given the continuing operations of Old WM, the Company’s management’s analysis of the applicable accounting literature, the Assets acquired, and the extensive need to create and implement many aspects of a business plan to commercialize the Moto Meters product, management of the Company concluded that it acquired only assets from Old WM, not a business; and that the Transaction should be accounted for as an asset purchase and should not be accounted for as a business combination pursuant to FASB ASC 805-10-20.

Determination of Accounting and Legal Acquirer

As mentioned above, the Company does not believe that the analysis under FASB ASC 805-10-55-11 through 15 apply to the Transaction because the Company acquired assets and did not undergo a “business combination.” However, as requested by the Staff, the Company is providing the analysis under FASB ASC 805-10-55-11 through 15 below to conclude that the Company is both the legal and accounting acquirer for the Transaction.

FASB ASC 805-10-55-11

Pursuant to FASB ASC 805-10-55-11, “In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

Upon the closing of the Transaction, the Company issued 224,597,666 shares of its common stock, with an aggregated fair value of $161,314 to Old WM and assumed certain liabilities of Old WM in the amount of $75,000 in accordance with the terms of the Agreement. Based on the foregoing, the Company believes that it should be deemed the legal and accounting acquirer for the Transaction under FASB ASC 805-10-55-11.

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

FASB ASC 805-10-55-12

Pursuant to FASB ASC 805-10-55-12, “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.” The Company issued 224,597,666 shares of its common stock as consideration for the Assets in the Transaction and thus the Company should be deemed the legal and accounting acquirer.

As stated above, since there was no business acquired, the reverse acquisition portion of FASB ASC 805-10-55-12 is not applicable to the Transaction. Furthermore, FASB ASC 805-40-25-1 states that “for a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business”, and the Company concluded that it acquired assets, not a business.

FASB ASC 805-10-55-13

Pursuant to FASB ASC 805-10-55-13, “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.”

At the closing of the Transaction, the Company had $246,000 in cash and $18,515 in liabilities, and the Assets from Old WM had a contract stated value of $100,000 and the Company assumed $75,000 in liabilities from Old WM. Because the Company acquired assets and assumed liabilities and not Old WM, our analysis under FASB ASC 805-10-55-13 is based on the value of the assets acquired and liabilities assumed rather than the entity, Old WM. On a net basis, the Company had significantly greater net assets than what was acquired from Old WM ($227,485 versus $25,000). As a result, the Company believes that it should be deemed the legal and accounting acquirer under FASB ASC 805-10-55-13.

FASB ASC 805-10-55-14, 15

FASB ASC 501-55-14 and 15 are not applicable to the Transaction since only two entities were involved and no new entities were formed to effect a business combination.

Based on all of the foregoing, the Company has concluded that the Company is the legal and accounting acquirer for the Transaction.

***

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 1, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2014

In connection with World Moto, Inc.’s (the “Company”) letter dated August 6, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles

_____________________________

Paul Giles

President